November 17, 2017

Sonia Gupta Barros Assistant Director
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

Re:	Korth Direct Mortgage LLC Amendment No. 2 to Registration Statement on Form S-1 Filed October 31, 2017 File No. 333-219895

Dear Ms. Barros,

We have reviewed your comments in your letter to us dated November 15, 2017 and our responses are shown below and follow the items in your letter:

General

1.
Comment: Please tell us what information you plan to provide related to the property securing the loan in future periodic reports. In your response please tell us whether you intend to include updated profit and loss information related to the property on an ongoing basis, and whether such information would be obtainable.

Response:

At least annually, we will get a desktop appraisal of each property, and updated information from the borrower verbally regarding current vacancy rates and changes in rental income. Using the actual tax and insurance expenses that we know based on handling those bills (the two largest expenses), estimates of changes of other standard expenses from the initial profit and loss statement, management expense, replacement reserve factor and additional vacancy factor, we will create an estimated net operating income for property. Using the estimated NOI, we will do an updated debt service coverage ratio.

Using the above-gathered information, we will present, in tabular form, the following data points:

Property address, property type, current interest rate, whether payments are current, loan balance, desktop appraisal value, estimated DSCR, loan to desktop appraised value (LTV), and as-of date for the data

In the filing, we will detail our methodology for data acquisition, which data points are estimates, and how we create the estimates. We will do these updates on a rolling basis and incorporate them into all periodic reporting with dates indicating when they were last updated.

2.
Comment: We note your response to prior comment 1 that you have no trust structure or special purpose entities. We further note your disclosure on page 15 that: “CM Loan payments are deposited or transmitted via ACH to the KDM In Trust For 2 Segregated Account. This segregated account collects all CM Loan Payments and disburses the respective payment on the Notes to DTC for credit to each participating broker dealer’s account.” Please revise to specifically state whether you intend to have a segregated account for each CM loan or if all payments from CM Loans will be commingled. Please also revise to include risk factor disclosure to describe the risk, if true, that even though you may have segregated accounts, you are under no legal obligation to hold these funds separately.

Response: We have modified our disclosure on Page 15, and added a section under Risk Factors. We believe, that since we state in the prospectus that we will segregate funds, we do, in fact have an obligation to segregate them from our operating funds.

3.
We note your revisions in response to our prior comment 4, including that the discount factor will change monthly and follow the amortization schedule of the CM Loan. Please revise to include the amortization schedule and disclose, if true, that the price will decrease each month in accordance with the amortization schedule and clarify whether any other factors could impact the price each month. Please also tell us how you will update the prospectus to inform investors of changes to the price.

Response: We have modified our disclosure to include the amortization table on approximately page 24. We have also added a space to detail the monthly factors for the 3 months that the Registration Statement is offered. We will update pre-effectively the dates and factors once we have an effective date. We have also removed reference to the current factor and current principal value, and instead left this area blank, which we will update pre-effectively

4.
We note your revisions in response to our prior comment 5 that “[f]inal pricing will be determined at the time of sale and will be between 100-102% of par, depending on market conditions.” Please revise to remove any reference to market conditions and tell us how this satisfies Rule 415(a)(4) of the Securities Act as it appears you may be offering securities at different offering prices based on different commissions.

Response: We note your comment and have removed such references and have changed it to a fixed offering price of 102% of par.

Summary of How KDM Fees Affect Return on the Notes, page 16

5.
Comment: We note your response to prior comment 8 and your revised disclosure in footnote 8 to the Summary Fee Table on page 16 which states that the Servicing Fee can range from 0.25% to 1.00% and will depend on factors such as the size and complexity of the CM Loan. Please revise to explain, if true, that the 0.25% Servicing Fee relates to the Notes in this offering and the higher Servicing Fee may relate to offerings in the future.

Response: We have made conforming changes to the footnote on page 16 to address your concern.

Summary of the Terms of the CM Loan, page 18

6.
Comment: We note that the loan is guaranteed by members of the limited liability company or companies which own the CM Loan and properties. Please revise your disclosure to include a detailed explanation of the guarantee, the parties involved, and the process through which the guarantee operates.

Response: We amended our Registration Statement to include a description of the guarantors and the fact that the guarantee is unconditional, which may be found in the section titled “Unconditional Guarantee.” Further we added a risk section that is entitled: CM Loan Guarantees May Not Be Collectable.

7.	Comment: Please clarify the significance of the Credit Score of Guarantor you have disclosed.

Response: We note your comment and have harmonized the references to the individual whose credit score we used, and have made conforming changes to page 18 and also on page 20 in the “Unconditional Guarantee” section and page 33 under “Credit Score of Principal.”

CM Loan Underwriting, page 20

8.
Comment: We note your revisions made in response to comment 10. In those revisions, you disclose that the debt service coverage ratio for the CM loan is 1.37. This disclosure appears to contradict the 1.63 debt service coverage ratio disclosed on page 18. Please revise or tell us the reason for this discrepancy.

Response: This was an error in the EDGAR coding process. It is in the online version of the filing but not in our in-house document. The 1.63 has been corrected to read the proper 1.37.

9.	Comment: Please revise to provide an expanded discussion of the source of the unaudited financial statements obtained from and signed by the borrower, including how they are compiled.

Response: We have made conforming amendments to the Registration Statement, which can be found in the new section entitled “Unaudited Profit and Loss Information.”

10.
Comment: Please provide a discussion of the expense amounts disclosed on page 22 and clarify exactly which numbers, if any, are based on actual expenses. Please clarify what period all financial information relates to, and please clarify that all information is unaudited.

Response: We have made conforming amendments to the Registration Statement, which can be found in the new section entitled “Expenses” under “Unaudited Profit and Loss Information.”

11.
Comment: Please disclose how you considered reserves for capital expenditures in the calculation of the DSCR disclosed on page 22, and disclose your basis for this estimate. Please also clarify when discussing the DSCR used for rating on page 31.

Response: Conforming amendments have been made to the Registration Statement under the caption “Reserve for Capital Expenditures.”

12.	Comment: Please clarify your basis for the Vacancy & Loss Estimate you have provided.

Response: Conforming amendments have been made to the Registration Statement under the caption “Vacancy Rate Estimate.”

Ratings for CM Loan Covered By This Prospectus, page 33

13.
Comment: We note you have provided a score of “5” for the Credit Score of Borrower when calculating your KDM Rating for this loan. We also note that the CM Loan Borrower is two separate Florida limited liability companies. Please clarify whose credit score was utilized and how that score was utilized in the underwriting process.

Response: Conforming amendments have been made to the Registration Statement under the caption “Credit Score of Principal” on page 33.

Interim Financial Statements, page F-10

Notes to Unaudited Interim Financial Statements, page F-14

14.	Please revise your footnotes to discuss the issuance of the mortgage secured notes and the funding of the mortgage.

Response: Conforming amendments have been made to the interim financial statements. Please see Note 2, page F-14.

Exhibits

15.
Please refer to the response to comment 14. We note you have included the consent for the use of the independent accounting firm’s report in the registration statement; however, you removed the consent for the reference to it as an expert. Please revise to include that language in the consent.

Response: We have filed an updated consent.

16.
We note your revised disclosure that Egan-Jones has rated the Notes “A+,” in addition to rating the underlying CM Loan at “A+.” Please file the consent for the Egan-Jones Ratings Company. Alternatively, please remove the references to the credit rating. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

Response: We have filed an updated consent.

17.	Please file an executed legal opinion in a pre-effective amendment. For guidance, please refer to Section II.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: We have filed the executed legal opinion.

Sincerely,

/s/ Holly MacDonald-Korth

Holly MacDonald-Korth
Chief Financial Officer
Korth Direct Mortgage